Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

May 24, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Esq.

Re:                               Main Street Capital Corporation

Registration Statement on Form N-2 (File No. 333-173674)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation (the “Company”) hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on May 24, 2012 at 4:30 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-captioned Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel and Secretary

[Sutherland Asbill & Brennan LLP Letterhead]

May 24, 2012

CONFIDENTIAL

VIA EDGAR

Christina DiAngelo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Main Street Capital Corporation — Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-173674) (the “Registration Statement”)

Dear Ms. DiAngelo:

On behalf of Main Street Capital Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us regarding the Registration Statement.  The Staff’s comments are set forth below and are followed by the Company’s responses.

Fees and Expenses

1.                                       Comment:  We refer to the 1.53% figure in the line item entitled “Income tax expense” in the “Fees and Expenses” table.  Please explain to the Staff why this figure is less than the difference obtained by subtracting the 9.82% figure (which is the ratio of operating expenses, including tax expense, to average net asset value) in Note H. Financial Highlights in the notes to the financial statements contained in the Registration Statement and the 7.96% figure (which is the ratio of operating expenses to average net asset value) also contained in such note to the financial statements.

Response:

The Financial Highlights expense ratios in Note H. are calculated as a percentage of “average net assets” for the year ended December 31, 2011 (excluding the portion of net assets belonging to the Main Street Capital II, LP (“MSC II”) noncontrolling interest), which reflects a rolling five quarter average.  For the year ended December 31, 2011, this average covers the net assets as of December 31, 2011, September 30, 2011, June 30, 2011, March 31, 2011, and December 31, 2010, and the resulting average amount for these five dates as disclosed in Note H. is $327,385,882.  Also, the expenses used in the Financial Highlights table in Note H. come directly from the Company’s December 31, 2011 consolidated statement of operations, but are net of the amount attributable to the MSC II noncontrolling interests (see footnote (1) in the Financial Highlights table).

The Fees and Expenses table ratios are calculated as a percentage of net assets (including the portion of net assets belonging to the MSC II noncontrolling interest) as of the December 31, 2011 consolidated balance sheet, or $411,188,117.  Also, the expense amounts used in the Fees and Expenses table agree to the amounts reported in the December 31, 2011 consolidated statement of operations and include the noncontrolling interest share which corresponds with the net asset assumptions used in this table.

Please note that the Company acquired all of the remaining noncontrolling equity interests in MSC II during the first quarter of 2012, and as a result the noncontrolling interest will no longer be a reconciling item in future periods ending after the quarter ended March 31, 2012.

2.                                      Comment:  We refer to footnote no. 6 to the Fees and Expenses table.  Please expand the discussion in the footnote to explain the assumptions that were used in connection with computing the 3.29% figure in the line item entitled “Interest payments on borrowed funds” in the Fees and Expenses table.

Response:

The Company will comply with this comment by expanding the footnote to explain that estimated annual interest payments on borrowed funds are based on current debt levels and are then adjusted for projected increases (but not decreases) in debt levels over the next twelve months.

3.                                      Comment:  We refer to the line item entitled “Acquired fund fees and expenses” in the Fee and Expenses table.  Please confirm that investments in any money market mutual funds and other mutual funds were taken into accounting in arriving at the 0.02% figure contained in such line item.

Response:

The Company currently has no investments in any money market mutual funds or any other mutual funds.  However, to the extent the Company has any such investments in the future, they will be included when calculating the “Acquired fund fees and expenses” in the Fee and Expenses table.

4.                                      Comment:  Please consider deleting footnote no. 9 to the Fees and Expenses table given the common sense nature of the information contained therein.

Response:

The Company will comply with this comment and delete footnote no. 9 to the Fees and Expenses table.

5.                                      Comment:  We refer to the Example contained in the Fees and Expenses table.  Please provide the Staff with the back-up computations for the figures contained therein.

Response:

The Company has supplementally provided the Staff with back-up computations for the figures reflected in the Example contained in the Fees and Expenses table.

Consolidated Financial Statements

6.                                      Comment:  We refer to the line item entitled “cash and cash equivalents” on the consolidated balance sheets.  Please advise the Staff on a supplemental basis of the various components thereof, including whether such line item includes investments in money market mutual funds.  If such line item includes investments in money market mutual funds, please confirm that such investments are separately identified in the schedule of investments.

Response:

“Cash and cash equivalents” on the consolidated balance sheet includes cash.  The Company confirms that such line item does not include investments in any money market mutual funds.  However, to the extent the Company has investments in any money market mutual funds in the future, such investments will be included separately in the Company’s schedule of investments to the extent required by Regulation S-X Rule 12-12.

7.                                      Comment:  We refer to the line item entitled “SBIC debentures” on the consolidated balance sheets.  Please advise the Staff on a supplemental basis why the Company has elected fair value treatment with respect to a portion of its SBIC debentures.

Response:

The small business investment company (“SBIC”) debentures carried at fair value were issued by MSC II, the SBIC fund in which the Company acquired an approximately 88% ownership in January 2010 (the “Exchange Offer”).  The Company elected the fair value option under ASC 825, Financial Instruments (“ASC 825”) for the SBIC debentures (the “Acquired Debentures”) acquired by the Company in connection with the Exchange Offer. The fair value option was elected for the Acquired Debentures as part of the acquisition accounting related to the Exchange Offer. In order to provide for a more consistent basis of presentation, the Company has elected and currently intends to continue to elect the fair value option for individual SBIC debentures issued by MSC II subsequent to the Exchange Offer. As of December 31, 2011, the recorded value of the SBIC debentures was $201.9 million, which consisted of (i) $76.9 million recorded at fair value, or $18.1 million less than the $95.0 million face value of these MSC II SBIC debentures, and (ii) $125.0 million reported at face value and issued by Main Street Mezzanine Fund, LP, which SBIC was owned by the Company prior to the Exchange Offer.  See Note B.13 to the audited consolidated financial statements as of December 31, 2011.

8.                                      Comment:  We refer to the line item entitled “Net unrealized appreciation, net of income taxes” on the consolidated balance sheets.  Please advise the Staff on a supplemental basis of the computations involved in determining the change in the amount of net unrealized appreciation included in the “Total investments” balance from December 31, 2010 to December 31, 2011. Also, please provide the Staff with a reconciliation of the change in the “Total investments” balance from December 31, 2010 to December 31, 2011.

Response:

The following information is being provided to assist the Staff in understanding the change in the amount of net unrealized appreciation reflected in the “Total investments” balance from December 31, 2010 to December 31, 2011 (the total amount of which is $266.8 million on December 31, 2011).  For the year ended December 31, 2011, the following unrealized losses reflected in the “Net unrealized appreciation, net of income taxes” line item on the consolidated balance sheet were not part of the change in the “Total investments” balance:

•                  Change in the value of SBIC debentures at fair value — ($6.3) million unrealized loss

•                  Change in Other Assets — ($0.5) million unrealized loss on a note receivable

Excluding the two unrealized loss items above, the change in the amount of net unrealized appreciation attributable to investments and included in the change in the “Total investments” balance from December 31, 2010 to December 31, 2011 was $35.3 million.

The change in the “Total investments” balance from December 31, 2010 to December 31, 2011 is reconciled below (in millions):

Beginning balance at December 31, 2010	$417.6 million

Per the cash flow statement:
Investments in portfolio companies	$249.4
Repayments from portfolio companies	$(80.8)
Proceeds from sale of equity securities	$(2.1)
Net marketable securities investments	$54.0
Net unrealized appreciation from investments	$35.3
Net realized gain	$2.6
Accretion of unearned income	$6.8
Net PIK (PIK interest $2.0 and cumulative dividends $1.6)	$3.6
Deferred loan origination fees	$(2.1)

Ending balance at 12/31/11	$684.3 million

9.                                      Comment:  Please delete the double-underscore under the line item entitled “Total liabilities and net assets” in the consolidated balance sheets.

Response:

Based on current industry reporting practice, the Company believes the double-underscore under the “Total liabilities and net assets” line item highlights the symmetry of the financial statement with the “Total assets” line.  Therefore, the Company respectfully declines to delete such double-underscore.

10.                               Comment:  We refer to the consolidated statements of operations.  If payment-in-kind income in any period shown exceeded 5% of total investment income for such period, such income should be separately stated on the consolidated statements of operations for such period.  See Rule 6-07(1) of Regulation S-X.

Response:

The Company confirms that its payment-in-kind (“PIK”) interest income has not exceeded 5% of total investment income for any period shown in the Company’s consolidated statements of operations in the Registration Statement.

Please also refer to the Company’s risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income” in the Registration Statement where the Company highlights the percentage of payment-in-kind (“PIK”) interest income to total investment income (3.7% for 2011).  In addition, the Company began separately disclosing the percentage of PIK interest income to total investment income in the notes to its consolidated financial statements beginning with the quarter ended March 31, 2012.

11.                               Comment:  We refer to the consolidated statements of operations.  Similarly, please separately state any expense item contained within the “General and Administrative” expense line item that exceeds 5% of total expenses.  See Rule 6-07(2)(b) of Regulation S-X.

Response:

The Company currently has no expense items greater than 5% of total expenses.  However, to the extent the Company has any such expense items greater than 5% of total expenses in the future, they will be separately reported within the Company’s consolidated statement of operations in compliance with Rule 6-07(2)(b) of Regulation S-X.

12.                               Comment:  In an appropriate location in the notes to the consolidated financial statements, please separately disclose the following information with respect to the Company’s equity offerings: gross proceeds, sales load (underwriting discounts or commissions) and offerings expenses.

Response:

The Company began separately disclosing the gross proceeds, sales load (underwriting discounts or commissions) and offerings expenses associated with its equity offerings in its notes to the consolidated financial statements for the quarter ended March 31, 2012 and will continue to provide such disclosure in the Company’s future filings.

13.                               Comment:  Please confirm that the Company will periodically determine that the total amount of payment-in-kind interest, plus the initial cost of the underlying debt security does not exceed the current fair value of the debt security.

Response:

The Company confirms that it periodically determines that the total amount of payment-in-kind interest, plus the initial cost of the underlying debt security does not exceed the current fair value of the debt security.

14.                               Comment: Please comply with Instruction 1.b to Item 8.6.c of Form N-2.  In addition, please consider disclosing the percentage of the Company’s non-qualifying assets as of the date of the most recent financial statements included in the Registration Statement.

Response:

The Company began complying with Instruction 1.b to Item 8.6.c of Form N-2 in its financial statements for the quarter ended March 31, 2012.  The footnote included in the Company’s Schedule of Investments as of March 31, 2012 indicates those investments that are not qualifying assets as defined under Section 55(a) of the 1940 Act and the significance of such non-qualification.  Based on the current industry reporting practice of not disclosing the percentage of non-qualifying assets, the Company respectfully declines to disclose the percentage of the Company’s non-qualifying assets as of the date of the most recent financial statements.  The Company believes such added disclosure provides little benefit to a reader of the Company’s financial statements.

15.                               Comment: We refer to Note E. Deferred Financing Costs to the consolidated financial statements.  Please advise the Staff on a supplemental basis as to what the line items entitled “SBIC debenture leverage fees” and “Other” relate to.

Response:

“SBIC debenture leverage fees” listed in Note E. are deferred financing costs the Company pays to the Small Business Administration (“SBA”) in connection with the Company’s issuance of an SBIC debenture.  The leverage fee must be paid before the SBA will guarantee or purchase the new debenture.  The leverage fee is 2.0% of the face amount of the new debenture issued by the Company plus an additional variable charge by the SBA, not to exceed 1.38%.  The leverage fee is used to cover SBA administrative costs.

“Other” deferred financing costs listed in Note E. reflects deferred debt issuance costs related to the Company’s three year credit facility (the “Credit Facility”) referenced in Note G. to the Company’s financial statements.  The Company will expand the disclosure by providing for a more detailed description of the “Other” line item in its financial statements for the fiscal year ended December 31, 2012.

16.                               Comment: Please confirm that the Company has complied with footnote no. 8 to Rule 12-12 in Regulation S-X.

Response:

The Company confirms that it is in compliance with footnote no. 8 to Rule 12-12 in Regulation S-X.  Please refer to Note I. to the notes to consolidated financial statements for the year ended December 31, 2011 included in the Registration Statement.

17.                               Comment: We refer to Note H. Financial Highlights to the consolidated financial statements.  Please separately list the components of “Dividends paid to stockholders” (i.e., dividends from investment income, dividends from capital gains, etc.) therein.

Response:

The Company will comply with this comment on an annual basis beginning with its financial statements for the fiscal year ended December 31, 2012.

18.                               Comment: We refer to Note H. Financial Highlights to the consolidated financial statements.  Please include a line item entitled “Total return based on change in market value” therein.

Response:

The Company began complying with this comment starting with its financial statements for the quarter ended March 31, 2012.

19.                               Comment: We refer to Note H. Financial Highlights to the consolidated financial statements.  Please advise the Staff on a supplemental basis as to how the following three ratios were calculated: ratio of total expenses, including income tax expense; ratio of operating expenses to average net asset value; and ratio of operating expenses, excluding interest expense, to average net asset value.

Response:

In reference to the Company’s financial statements for the year ended December 31, 2011, Note H. Financials Highlights:

(a)  the ratio of total expenses, including income tax expense to average net asset value was calculated by (i) taking total expense per the December 31, 2011 statement of operations ($27.0 million) less the MSC II noncontrolling interest share of total expenses ($0.9 million) plus (ii) total income tax provision per the December 31, 2011 statement of operations ($6.3 million) less the MSC II noncontrolling interest share of income tax provision ($0.2 million) and divided by the average net asset amount of $327.4 million.

(b)  the ratio of operating expenses to average net asset value was calculated by taking total expense per the December 31, 2011 statement of operations ($27.0 million) less the MSC II noncontrolling interest share of total expenses ($0.9 million) and divided by the average net asset amount of $327.4 million.

(c )  the ratio of operating expenses, excluding interest expense to average net asset value was calculated by taking (i) total expense per the December 31, 2011 statement of operations ($27.0 million) less the MSC II noncontrolling interest share of total expenses ($0.9 million) less (ii) total interest expense per the December 31, 2011 statement of operations ($13.5 million) less the MSC II noncontrolling interest share of interest expense ($0.6 million) and divided by the average net asset amount of $327.4 million.

Please note that the Company acquired all of the remaining noncontrolling equity interests in MSC II during the first quarter of 2012, and as a result the noncontrolling interest will no longer be a reconciling item in future periods ending after the quarter ended March 31, 2012.

20.                               Comment: Please consider providing in Note H. Financial Highlights the information that would be required if the Company were subject to Section 30(6)(e) of the 1940 Act.

Response:

Since the Company is not subject to Section 30(6)(e) of the 1940 Act and based on the current industry reporting practice of not presenting the dollar amounts of investment purchases and sales that go into the portfolio turnover ratio, the Company respectfully declines to present such dollar amounts in Note H. Financial Highlights.

21.                               Comment: On the Schedule of Investments, please explain why the Company does not disclose the number of shares of preferred stock, warrants or member units?

Response:

The Company’s equity investments in portfolio companies are in the form of warrants, preferred stock, and common stock or member units and all such equity investments are currently in privately held companies. We believe that presenting the number of shares or units for equity investments in privately held portfolio companies provides no benefit to a reader of the Company’s financial statements since the reader would not be able to determine the Company’s ownership solely from the shares or units attributable to the Company.  The Company therefore presents the fully diluted ownership for each such investment since the Company believes that the intent of Rule 12-12 is to provide a reader with the relative level of ownership held by the Company. The Company will continue to present ownership based on a fully diluted ownership percentage since the Company believes that information is much more beneficial to a reader than presenting the number of shares or units attributable to the Company’s ownership.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Jason B. Beauvais, the Company’s General Counsel, at (713) 350-6043.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

[Sutherland Asbill & Brennan LLP Letterhead]

May 24, 2012

CONFIDENTIAL

VIA EDGAR

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Main Street Capital Corporation — Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-173674) (the “Registration Statement”)

Dear Mr. O’Connor:

On behalf of Main Street Capital Corporation (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us regarding the Registration Statement.  The Staff’s comments are set forth below and are followed by the Company’s responses.

Cover Page

1.                     Comment:  We refer to Item 1.i. of Form N-2.  Please bold the following statements on the cover page of the Registration Statement: “Shares of closed-end investment companies such as us frequently trade at a discount to their net asset value. This risk is separate and distinct from the risk that our net asset value per share may decline.  We cannot predict whether our common stock will trade above, at or below net asset value.  You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock.”

Response:  The Company has revised the typeface on the cover page accordingly.

2.                     Comment:  Please substitute for the statement beginning “The LMM companies in which we invest generally will not be rated . . .” with the following statement as a separate bolded paragraph:  “The LMM securities in which we invest would be rated below investment grade if they were rated by rating agencies. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.”

Response:  The Company has revised the disclosure on the cover page accordingly.

Table of Contents Page

3.                     Comment:  Please clarify that the supplement must describe all material changes with respect to the information contained in this prospectus.

Response:   The Company has revised the disclosure accordingly.

Prospectus Summary — Risk Factors (pages 4 – 5)

4.                     Comment:  We refer to the second bullet under “Risk Factors” on page 4 of the Registration Statement.  Please add that uncertainty as to the value of the portfolio investments exists because the securities are not listed on any exchange, do not trade, and are illiquid.

Response:  The Company has revised the disclosure accordingly.

5.                     Comment:  We refer to the fifth bullet under “Risk Factors” on page 4 of the Registration Statement.  The Company has been operating for almost six years.  We suggest that this risk may now be deleted.

Response:   The Company has revised the disclosure accordingly.

6.                     Comment:  We refer to Guide 1 in the Guidelines for Form N-2 which states: “The Division [of Investment Management] is of the view that Section 58 of the 1940 Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(I)-(3) of the 1940 Act, within the earlier of (i) two years after termination or completion of sales or (ii) two and one-half years after commencement of its initial public offering.  The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.”  Given the statement found in the 17th bullet under “Risk Factors” on page 5 of the Registration Statement and the disclosure found in the corresponding risk factor, “We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results” on page 27 of the

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Registration Statement, please explain to us how the Company intends to comply with the requirements of Section 58.

Response:   The statement in question states that the Company may not be able to invest proceeds on “acceptable terms,” meaning that under certain market conditions the Company may not be able to fully utilize the proceeds in making investments with the Company’s preferred returns or risk profiles, but not that it will not be able to invest the proceeds at all. The Company confirms that it will comply with Guide 1 to Form N-2 in connection with each “takedown off” the Registration Statement.

7.                     Comment:  We refer to the last bullet under “Risk Factors” on page 5 of the Registration Statement.  Subsequent disclosure indicates that the Company’s investments in original issue discount instruments are significant (8.5%).  Accordingly, please add another bullet that describes the risks created by such investments.

Response:   The Company has revised the disclosure accordingly.

Fees and Expenses (pages 10 – 11)

8.                     Comment:  We refer to footnote 5 in the Fees and Expenses table.  Please clarify that because the Investment Manager, which employs all of the executive officers and other employees of the Company, is wholly owned by the Company, the Company does not pay any external investment advisory fees.  Instead, the operating expenses reflect the costs associated with employing investment and portfolio management professionals through the Investment Manager.

Response:   The Company has revised the disclosure accordingly.

Risk Factors (pages 12 – 28)

9.                     Comment:  We refer to the first risk factor under “Risk Factors — Risks Related to Our Business Structure” on page 12 of the Registration Statement.  Please define the term “nationally recognized independent advisor” and identify the firm currently being used as such.  Please define what is meant by “inputs from” such a firm.  Please disclose whether all of the Company’s investments are valued using independent third-party “inputs.”

Response:    The nationally recognized independent advisor that the Company consults is Deloitte Financial Advisory Services LLP.

The nationally recognized independent advisor analyzes and provides observations and recommendations regarding the Company’s determinations of the fair value of its LMM portfolio companies. The Company consulted with its independent advisor in arriving at the Company’s determination of fair value on a total of 12 LMM portfolio companies for the three months ended March 31, 2012, representing approximately 22% of the total LMM

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portfolio and the investment in the affiliated Investment Manager at fair value as of March 31, 2012.  The Company consulted with its independent advisor in arriving at the Company’s determination of fair value on a total of 42 portfolio companies, including 41 LMM portfolio companies and our affiliated Investment Manager, for the year ended December 31, 2011, representing approximately 81% of the total LMM portfolio and the investment in the affiliated Investment Manager at fair value as of December 31, 2011. The Board of Directors of the Company has the final responsibility for reviewing and approving, in good faith, the Company’s determination of the fair value for the investments. The nationally recognized independent advisor is generally consulted relative to each LMM portfolio investment at least once in every calendar year, and for new LMM portfolio companies, at least once in the twelve-month period subsequent to the initial investment. In certain instances, the Company may determine that it is not cost-effective, and as a result is not in its stockholders’ best interest, to consult with the nationally recognized independent advisor on one or more LMM portfolio companies. Such instances include, but are not limited to, situations where the fair value of the Company’s investment in an LMM portfolio company is determined to be insignificant relative to the total investment portfolio.  The independent adviser is only consulted with respect to the Company’s Level 3 portfolio investments.

10.               Comment:  We refer to the risk factor, “Regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital.”  Please add “and may not be permitted to declare a dividend or make any other distribution to stockholders or repurchase shares” to the end of the following language: “prohibited from issuing debt securities or preferred stock and/or borrowing money from banks or other financial institutions”.

Response:   The Company has revised the disclosure accordingly.

11.               Comment:  Please delete the word “relatively” from the last paragraph under the risk factor, “We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code” on page 18 of the Registration Statement.

Response:   The Company has revised the disclosure accordingly.

12.               Comment:  We refer to the risk factor, “We may have difficulty paying our required distributions if we recognize income before our without receiving cash representing such income” on page 19 of the Registration Statement.  We note that the Company has indicated that (i) approximately 3.7% of its total investment income was attributable to PIK income, (ii) approximately 2.3% of its total investment income was attributable to amortization of original issue discount, and (iii) approximately 2.5% of its total investment income was attributable to contractual preferred dividends.  These three are all OID and the total of 8.5% is on the high side.  Please identify the source of the OID referred to in clause (ii), e.g., investing in a debt instrument with warrants attached, such that ascribing a value to the warrants creates OID in the debt instrument.

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Response:   The Company has revised the disclosure accordingly.

13.               Comment:  We refer to the risk factor, “Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC, we will continue to need additional capital to finance our growth, and regulations governing our operation as a BDC will affect our ability to, and the way in which we, raise additional capital” on page 20 of the Registration Statement.  Please clarify that a failure to maintain 200% coverage will limit the Company’s ability to make distributions under section 18(a).

Response:  The Company has revised the disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies (pages 36 – 58)

14.               Comment:  We refer to the discussion under “Share-Based Compensation on page 42 of the Registration Statement.  Please inform the Staff whether the Company has received exemptions from Sections 23(a), 23(b) and 63 of the 1940 Act and, under Sections 57(c) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, authorizing the joint transactions that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

Response:  The Company has received exemptive relief from Sections 23(a), 23(b) and 63 of the 1940 Act and, under Sections 57(c) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, authorizing the joint transactions that would otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

Sales of Common Stock Below Net Asset Value (pages 101 – 105)

15.               Comment:  The maximum discount below NAV at which a fund may offer its shares is to be substituted in the right-hand column of the dilution table.  In this case, because, as disclosed on page 8, the Company has not adopted a maximum discount limit, the right-hand column should calculate dilution using a 100% discount.

Response:  Please be advised that the Company believes that providing a column showing a discount of 20% is more useful to its shareholders than showing a 100% discount given that (i) the Company will not issue shares of its common stock at a discount of 100% to the net asset value per share of its common stock (i.e., for no consideration) and (ii) the issuance of shares of the Company’s common stock at a discount of 20% of their net asset value per share represents a more realistic level of the possible maximum dilution that may result therefrom.  Furthermore, the Company does not believe that it will aid its shareholders’ understanding of the potential impact of issuances of shares of its common stock below the net asset value per share to present a worst case, unlikely scenario relating thereto (i.e., at a 100% discount to the net value per share of the Company’s common stock).  As a result, the Company has not complied with this comment.

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Description of Capital Stock (pages 107 – 114)

16.               Comment:  We refer to the last paragraph under “Control Share Acquisitions” on page 113 of the Registration Statement.  The Staff has taken the position that the Maryland State Control Share Act is inconsistent with the wording of, and purposes underlying, Section 18(i) specifically and of the 1940 Act generally.  See “Boulder Total Return Fund, Inc.” No-Action Letter (November 15, 2010).  Please provide us with a representation that the Company will not amend its by-laws to be subject to the Maryland State Control Share Act without obtaining the express approval of the Staff.

Response:  Please be advised that, as disclosed on page 113 of the Registration Statement, the Company will not amend its by-laws to be subject to the Maryland State Control Share Act without obtaining the express approval of the Staff.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805 or Jason B. Beauvais, the Company’s General Counsel, at (713) 350-6043.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

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